United States securities and exchange commission logo





                              January 13, 2023

       Leandro Iglesias
       Chief Executive Officer
       iQSTEL Inc.
       601 E. Charleston Blvd. Ste. 100
       Las Vegas, NV 89104

                                                        Re: iQSTEL Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2022
                                                            File No. 333-268856

       Dear Leandro Iglesias:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 16, 2022

       Prospectus Summary, page 1

   1. Please clarify the percentage of revenue that is generated from your four business lines for all periods presented:
(i) telecom division; (ii) fintech business line; (iii) blockchain platform business line;
and (iv) electric vehicle business line.
   2. We note that the Mobile App/Wallet includes the ability to buy/sell crypto. Please revise as follows:

                                                              affirmatively
identify all of the crypto assets that you hold or transact in;
                                                              discuss your
intentions to hold or transact in any other crypto assets and update this disclosure in
future filings as appropriate;
                                                              describe your
process, if any, for analyzing whether a particular crypto asset that
 Leandro Iglesias
FirstName  LastNameLeandro Iglesias
iQSTEL Inc.
Comapany
January 13,NameiQSTEL
            2023       Inc.
January
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              you intend to hold or transact in is a "security" within the meaning of Section 2(a)(1)
              of the Securities Act. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and
                expand your risk factors to describe the specific potential consequences to you and to investors if it is subsequently determined that you have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose this risk in the Summary.
Risk Factors, page 2

3. With the digital wallet offered by Global Money One and customers' ability to "Buy/Sell
         Crypto" on the platform, describe any material risks related to safeguarding your, your
         affiliates   , or your customers    crypto assets. Describe any
material risks to your business
         and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
4. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
5. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in your stock price.
             Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets. Business, page 22

6. Please disclose the manner in which digital wallets are stored on behalf of third parties or customers. For example, disclose whether the wallets are stored in cold storage, or are connected to the internet.
7. If material to an understanding of your business, discuss any steps you take to safeguard
         your customers    crypto assets and describe any policies and
procedures that are in place to
         prevent self-dealing and other potential conflicts of interest, particularly in the digital wallet through Global Money One. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
8. Provide disclosure of any significant crypto asset market developments material to
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FirstName  LastNameLeandro Iglesias
iQSTEL Inc.
Comapany
January 13,NameiQSTEL
            2023       Inc.
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         understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets. For example, provide disclosure pertaining to the Fintech business line, Global Money One, and the impact of recent market events on the company's digital wallet offering.
General

9.       We note that the company issued a press release on November 7, 2022
that it has    begun
         the application process to dual list its shares on Upstream." Please disclose whether a listing on Upstream is a condition to this offering and what security is being listed on
         Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction and the risks and uncertainties with listing on this exchange, including any restrictions on investors in this offering. Tell us the status of your listing application process on Upstream.
10. We note that the Upstream website allows trading of tokenized equity of certain companies. Please clarify whether you intend to list the tokenized equity on Upstream. If so, provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through
         the exchange back into common shares. Include the company   s legal
analysis as to the
         characterization of the tokenized equity and whether it is the same class as the common shares, a different class of common stock, or a security based swap. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise. In your response, please explain the role of MERJ Depository and Registry Limited and how
         it interacts with the company   s U.S. transfer agent, and also
address how any "tokenized
         equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).
11. We note that the press release indicates that shareholders are eligible to receive digital dividends. Explain whether you are planning to offer digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares.
12. Please clarify whether there could be discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.
13. Please clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.
 Leandro Iglesias
iQSTEL Inc.
January 13, 2023
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Marion Graham, Law Clerk, at 202-551-6521 or Jan Woo, Legal Branch
Chief, at 202-551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameLeandro Iglesias
                                                           Division of
Corporation Finance
Comapany NameiQSTEL Inc.
                                                           Office of Technology
January 13, 2023 Page 4
cc:       Scott Doney
FirstName LastName